UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 24, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Evoke phase 3 trials did not demonstrate a statistically significant reduction in Alzheimer's disease progression

Bagsværd, Denmark, 24 November 2025 – Novo Nordisk today announced the top-line results from the 2-year primary analysis of evoke and evoke+ phase 3 trials in early-stage symptomatic Alzheimer’s disease. The two trials were randomised, double-blinded, enrolled a total of 3808 adults and evaluated the efficacy and safety of oral semaglutide compared to placebo on top of standard of care. The decision to pursue an Alzheimer’s disease indication with semaglutide was based on real-world evidence studies, pre-clinical models as well as post-hoc analyses from diabetes and obesity trials.

The evoke and evoke+ trials did not confirm superiority of semaglutide versus placebo in the reduction of progression of Alzheimer’s disease, as measured by the change in Clinical Dementia Rating – Sum of Boxes (CDR-SB) score compared to baseline. While treatment with semaglutide resulted in improvement of Alzheimer’s disease-related biomarkers in both trials, this did not translate into a delay of disease progression.

In the evoke trials with patients aged 55-85, suffering from mild cognitive impairment or mild dementia due to Alzheimer’s disease, semaglutide appeared to have a safe and well-tolerated profile consistent with previous semaglutide trials. To date, more than 37 million patient-years of semaglutide exposure have occurred across diverse patient populations.

“Based on the significant unmet need in Alzheimer’s disease as well as a number of indicative data points, we felt we had a responsibility to explore semaglutide’s potential, despite a low likelihood of success. We are proud to have conducted two well-controlled phase 3 trials in Alzheimer’s disease that meet the highest standards of research and rigorous methodology,” said Martin Holst Lange, chief scientific officer and executive vice president of Research and Development at Novo Nordisk. “We sincerely thank all participants and their caregivers for their meaningful contributions. While semaglutide did not demonstrate efficacy in slowing the progression of Alzheimer’s disease, the extensive body of evidence supporting semaglutide continues to provide benefits for individuals with type 2 diabetes, obesity, and related comorbidities.”

The 1-year extension period in the evoke and evoke+ trials will be discontinued based on the efficacy results observed in the overall study population. Topline results from the evoke/evoke+ trials will be presented at the Clinical Trials in Alzheimer’s Disease (CTAD) conference on 3 December 2025, and full results at the 2026 Alzheimer’s and Parkinson’s Diseases Conferences (AD/PD) in March 2026.

About Alzheimer’s disease

Alzheimer's disease is the most common cause of dementia, accounting for 60-80% of all dementia cases worldwide. Dementia is a general term for memory loss and other cognitive abilities serious enough to interfere with daily life. Alzheimer’s disease is a progressive disease, where symptoms gradually worsen over time. Each stage of the disease presents different challenges for those living with the disease and their care partners. There is a significant unmet need for new treatment options that can slow down the progression of Alzheimer’s disease and reduce the overall burden on people affected and on society.

About Clinical Dementia Rating – Sum of Boxes

The Clinical Dementia Rating scale (CDR) is a global measure of cognition and function obtained by interviewing both patient and care partner, commonly used staging tool for Alzheimer’s disease in research settings. It measures six areas covering cognition and function, where each area is scored between 0 (no dementia) and 3 (severe dementia). The summary score of the six areas (maximum score of 18), referred to as sum of boxes (CDR-SB) has been applied to clinical trials in Alzheimer’s disease to track progression and assess disease severity. In the evoke and evoke+ trials, the change in CDR-SB for semaglutide compared to placebo was measured from baseline to week 104.

About the evoke/evoke+ studies

Evoke and evoke+ are large-scale trials investigating the disease-modifying potential of semaglutide in people with Alzheimer’s disease. They are global, randomised, double-blind, placebo-controlled confirmatory phase 3 trials investigating the efficacy, safety, and tolerability of once-daily oral semaglutide 14 mg versus placebo in early-stage symptomatic Alzheimer’s disease. The trials included men or women aged 55–85 years with MCI (defined as CDR global of 0.5) or mild dementia due to Alzheimer’s disease (defined as CDR global score of 1.0) with confirmed amyloid positivity. In the evoke and evoke+ trials, 1,855 and 1,953 people respectively, were randomised 1:1 to semaglutide or placebo for 156 weeks (104-week main treatment phase and 52-week extension).

About semaglutide

Semaglutide is a GLP-1 receptor agonist marketed under the brand names Ozempic® and Rybelsus® for the treatment of type 2 diabetes, and Wegovy® for the treatment of chronic weight management.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com

Max Ung +45 3077 6414 mxun@novonordisk.com	Christoffer Sho Togo Tullin +45 3079 1471 cftu@novonordisk.com

Alex Bruce +45 3444 2613 axeu@novonordisk.com	Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 37 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 24, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer